EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands except ratios)

	Three Months Ended March 31,
	2015	2014
Earnings:
Net income (loss)(1)	$85,637	$(10,760)
Fixed Charges	30,562	17,151
Equity income in unconsolidated company	—	—
Interest capitalized	(3,885)	(2,648)
Amortization of previously capitalized interest	604	443
Total	112,918	4,186
Fixed Charges:
Interest cost and debt expense	25,197	13,187
Interest capitalized	3,885	2,648
Interest allocable to rental expense(2)	1,480	1,316
Total Fixed Charges	$30,562	$17,151
Preferred limited partner dividends	3,653	4,399
Total Fixed Charges and Preferred Dividends	$34,215	$21,550
Ratio of Earnings to Fixed Charges	3.69	0.24
Ratio of Earnings to Fixed Charges and Preferred Dividends	3.30	0.19

(1)

Includes gains on mark-to-market derivatives of $104.5 million for the three months ended March 31, 2015 and loss on asset sales and disposal of approximately $11,000 and $1.6 million for the three months ended March 31, 2015 and 2014, respectively.

(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.